
Mail Stop 3628

June 3, 2016

<u>Via E-mail</u>
James Leonard
Director and President
Fifth Third Holdings Funding, LLC
38 Fountain Square Plaza, MD 109053
Cincinnati, Ohio 45263

> **Re:** **Fifth Third Holdings Funding, LLC**
> **Registration Statement on Form SF-3**
> **Filed May 16, 2016**
> **File No. 333-211395**

Dear Mr. Leonard:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form SF-3</u>

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

2.   Please confirm that you will make all necessary revisions to your transaction documents to reflect the changes made throughout your prospectus in response to our comments.

3.   Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

Form of Prospectus

Reports to Noteholders, page 2

4.   We note your statement that "the depositor and the issuing entity do not intend to send any of their financial reports to the beneficial owners of the notes." Please confirm that beneficial owners will receive all reports related to asset representations review, dispute resolution and investor communication shelf eligibility provisions.

Summary of Terms, page 6

5.   Please add disclosure to the summary of terms describing payment of the fees of the asset representations reviewer and any expenses related to the asset representations review process. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Risk Factors

The geographic concentration of the obligors in the receivables pool…, page 22

6.   We note your risk factor that "the concentration of the receivables in specific geographic areas may increase the risk of loss" and that "[b]ecause of the concentration of the obligors in certain states, any adverse economic factors or natural disasters in those states may have a greater effect on the performance of the notes than if the concentration did not exist." Please include bracketed disclosure indicating that you will include risk factors specific to any such state that may materially impact the pool. Refer to Item 1111(b)(14) of Regulation AB.

Potential rating agency conflict of interest and regulatory scrutiny, page 37

7.   We note your statement that "the rating agencies have been and may continue to be under scrutiny by federal and state legislative and regulatory bodies for their roles in the recent financial crisis and such scrutiny and any actions such legislative and regulatory bodies may take as a result thereof may also have an adverse effect on the price that a subsequent purchaser would be willing to pay for the notes and your ability to resell your notes." Item 503(c) of Regulation S-K specifies that risk factors should be limited to the most significant factors that make the offering speculative or risky and that the issuer must describe how each risk affects the issuer or the securities being offered. If you believe that scrutiny by legislative and regulatory bodies of a rating agency hired by you

is a significant risk that makes your offering speculative or risky, please revise to describe in greater detail the reasons why a rating agency would be more likely to downgrade the ratings for your notes. Furthermore, please revise your subheading to reflect the risk that you describe.

If your notes are in book-entry form …, page 38

8.   We note your statement that holders of book-entry notes will only be able to exercise their rights through DTC, Clearstream or Euroclear, as applicable. Please revise this risk factor to account for investors' ability to directly exercise their rights by contacting the indenture trustee, originator or depositor as described in the asset representations review, dispute resolution and investor communication shelf eligibility provisions, respectively.

Credit Risk Retention

Retained Horizontal Interest, page 56

9.   We note that, in calculating the fair value of the residual interest, you seem to assume that the receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please explain why you believe that assuming a constant prepayment rate is appropriate.

The Asset Representations Reviewer, page 59

10.   Please revise your disclosure to state that, if the asset representations reviewer resigns, is removed or is substituted, such information will be provided to investors in a timely Form 10-D filing.

The Receivables Pool

Exceptions to Underwriting Criteria, page 61

11.   We note your bracketed statement that you will insert disclosure regarding exceptions to disclosed underwriting criteria in accordance with Item 1111(a)(8) of Regulation AB. Please revise this bracketed statement to indicate that you will disclose the nature of any such exemptions as well as a description of any compensating factors that were used to make the determination to include such receivables.

Review of Pool Assets, page 71

12.   We note your statement on page 72 that "[p]ortions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor." Please confirm that, if you or an underwriter obtains a due diligence report from a third-party provider, you or the underwriter, as applicable, will

furnish a Form ABS-15G to the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter has obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936) (Aug. 27, 2014).

The Notes

Noteholder Communication, page 83

13.   Please include disclosure about how the expenses associated with the investor communication provision, if any, will be paid.

14.   Please tell us if there are any verification requirements for beneficial owners.

[The Revolving Period], page 87

15.   We note your disclosure on page 88 that "the initial receivables and the subsequent receivables may be originated using credit criteria different from the criteria applied to the receivables disclosed in this prospectus." Please include bracketed disclosure including that the credit criteria that will apply to the initial receivables and/or the subsequent receivables, if different from the criteria applied to the receivables disclosed in the prospectus, will be disclosed at the time of each takedown. Refer to Item 1111(g)(7) of Regulation AB.

The Transaction Documents

Asset Representations Review

Asset Review Voting, page 94

16.   We note your statement that "the indenture trustee may require that investor to provide verification documents to confirm that the investor is, in fact, a beneficial owner." Please revise your disclosure to describe these verification requirements.

Asset Review, page 95

17.   We note your bracketed disclosure indicating that either the reviewer will have discretion over the review procedures or that the reviewer will perform the review in accordance with any procedures as agreed to by the parties in the asset representations review agreement. Please confirm that such procedures will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty. General Instruction I.B.1(b) of Form SF-3 states, in part, that the "asset representations reviewer shall be responsible for reviewing the underlying assets for compliance with the representations and warranties."

Forward-Looking Statements, page 139

18.   Please revise the last sentence of the second paragraph under this heading to indicate that you will update or revise forward-looking statements to the extent required by the federal securities laws.

Appendix A

19.   Please revise to include a statement that the information in Appendix A is incorporated into the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Meeks, Attorney-Adviser, at (202) 551-7146 or me at (202) 551-3674 if you have any questions.

Sincerely,

/s/ Michelle Stasny

Michelle Stasny
Special Counsel
Office of Structured Finance

cc: Nathan Steuber
        Fifth Third Bancorp

        Stuart M. Litwin
        Mayer Brown LLP